Exhibit 11

American Healthways, Inc.
Earnings Per Share Reconciliation
May 31, 2004
(Unaudited)
(In thousands, except earnings per share data)

        The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended May 31,		Nine Months Ended May 31,
	2004	2003	2004	2003
Numerator:
Net income - numerator for basic earnings per share	$ 7,484	$ 4,550	$16,765	$13,393
Effect of dilutive securities	--	--	--	--

Numerator for diluted earnings per share	$ 7,484	$ 4,550	$16,765	$13,393

Denominator:
Shares used for basic earnings per share	32,442	31,083	32,094	30,920
Effect of dilutive stock options outstanding	2,361	1,891	2,513	1,890

Shares used for diluted earnings per share	34,803	32,974	34,607	32,810

Earnings per share:
Basic	$ 0.23	$ 0.15	$ 0.52	$ 0.43

Diluted	$ 0.22	$ 0.14	$ 0.48	$ 0.41